APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Anh55 Clothing
Profit & Loss
January through December 2021

	Jan - Dec 21
Net Income	**0.00**

Anh55 Clothing
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
BofA Merchant Acct	70.05
BofA Operating Acct	692.53
Total Checking/Savings	762.58
Total Current Assets	762.58
TOTAL ASSETS	**762.58**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-8.62
Total Accounts Payable	-8.62
Credit Cards	
Mercury MC	520.00
Total Credit Cards	520.00
Total Current Liabilities	511.38
Long Term Liabilities	
Investments - BeTu	175.16
Total Long Term Liabilities	175.16
Total Liabilities	686.54
Equity	
Retained Earnings	76.04
Total Equity	76.04
TOTAL LIABILITIES & EQUITY	**762.58**

Anh55 Clothing
Profit & Loss
January through December 2022

	Jan - Dec 22
Ordinary Income/Expense	
Expense	
Bank Charges	137.94
Misc. Expense	692.53
Total Expense	830.47
Net Ordinary Income	-830.47
Net Income	**-830.47**

Anh55 Clothing
Balance Sheet
As of December 31, 2022

	Dec 31, 22
ASSETS	
Current Assets	
Checking/Savings	
BofA Merchant Acct	-67.89
Total Checking/Savings	-67.89
Total Current Assets	-67.89
TOTAL ASSETS	**-67.89**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-8.62
Total Accounts Payable	-8.62
Credit Cards	
Mercury MC	520.00
Total Credit Cards	520.00
Total Current Liabilities	511.38
Long Term Liabilities	
Investments - BeTu	175.16
Total Long Term Liabilities	175.16
Total Liabilities	686.54
Equity	
Retained Earnings	76.04
Net Income	-830.47
Total Equity	-754.43
TOTAL LIABILITIES & EQUITY	**-67.89**

I, Anh Vu Sawyer, certify that:

1. The financial statements of BeTu Clothing included in this Form are true and complete in all material respects; and
2. The tax return information of BeTu Clothing included in this Form reflects accurately the information reported on the tax return for BeTu Clothing for the fiscal years ended 2021 and 2022 (most recently available as of the Date of this Form C).

Signature   *Anh Vu Sawyer*

Name: Anh Vu Sawyer

Title: Founder/CEO